

January 30, 2014

<u>Via E-mail</u>
Justin Bliffen
Chief Financial Officer
Triangle Petroleum Corporation
1200 17th St. Suite 2600
Denver, CO 80202

> **Re: Triangle Petroleum Corporation**
> **Form 10-K for Fiscal Year Ended January 31, 2013**
> **Filed May 1, 2013**
> **Form 10-Q for Fiscal Quarter Ended October 31, 2013**
> **Filed December 9, 2013**
> **File No. 0-31104**

Dear Mr. Bliffen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended January 31, 2013</u>

<u>Properties, page 36</u>

<u>Proved Undeveloped Reserves, page 38</u>

1. You present the January 31, 2013 ("FYE2013") changes to your proved undeveloped reserves but it appears you have omitted the capital costs that you incurred in converting 362.9 MBOE from PUD to proved developed status. Please expand this disclosure to

present these associated capital costs. You may refer to Item 1203(c) of Regulation S-K.
Note that the incurred development costs presented on page 44 are not necessarily related
only to conversion of previously disclosed PUD reserves.

2.   We note the 9 gross (1.2 net) development wells that converted 363 MBOE from PUD to
       proved developed status. In addition, you have presented – page 33 of Form 10-Q for the
       period ending October 31, 2013 - a 150% increase in proved developed reserves (to 14.9
       MMBOE) and a 168% increase in net productive wells (from 16 to 42.9 = 26.9). Please
       furnish to us, in usable spread sheet format, the gross (8/8) Estimated Ultimate Recovery
       ("EUR") as estimated @FYE2012 (pre-drill) and @FYE2013 (post-drill) for each of the
       nine wells presented on page 38. For the gross wells included in the 26.9 net wells (per
       Form 10-Q) that were drilled on PUD locations, please present the EUR @FYE2013
       (pre-drill) and the EUR @October 31, 2013 (post-drill). Please present the figures for oil
       and gas reserves as well as the equivalent barrel figures.

       If you would like to have these supplemental materials returned to you, please comply
       with the provisions of Rule 418(b) of Regulation C, which provides for the return
       supplemental information as long as certain express conditions are met.

       If you wish to request confidential treatment of those materials while they are in our
       possession, please follow the procedures set forth in Rule 83 of the Freedom of
       Information Act.

       Please direct these engineering items to:

       U.S. Securities and Exchange Commission
       100 F Street NE
       Washington, DC 20549-4628
       Attn: Ronald M. Winfrey

Notes to Consolidated Financial Statements

Note 22 – Unaudited Supplemental Oil and Natural Gas Disclosures, page 102

Standardized Measure of Discounted Future Net Cash Flow, page 106

1. Disclosure on page 106 of your filing indicates that your standardized measure of discounted
    future net cash flows as of January 31, 2013 was approximately $211.4 million compared to
    net capitalized oil and gas assets subject to depreciation of approximately $202.5 million.
    Please provide us with a summary, by cost center, of your ceiling test calculation as of
    January 31, 2013. Where applicable, please reconcile amounts used in the calculation to
    your balance sheet or standardized measure, as appropriate.

Form 10-Q for Fiscal Quarter Ended October 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

Liquidity and Capital Resources, page 47

2. We note the disclosure in your filing states that you are dependent on anticipated cash flows from operations along with borrowings on your credit facility to fund your capital expenditures budget along with obligations under your convertible note and other contractual commitments. In addition, you disclose that cash flows from operations are expected to continue to increase commensurate with your anticipated increase in sales volumes and wells drilled. However, it appears that the difference between cash used in investing activities and cash provided by / used in operating activities grew during each of the last two fiscal years and the interim period ended October 31, 2013 which coincided with increases in oil and natural gas property expenditures. Please expand your disclosure to explain the impact of these apparent trends on your liquidity position and your future financial condition. Your revised disclosure should explain management's expectations with regard to changes in capital expenditures over the foreseeable future and should detail the planned sources of cash that will be utilized to fund these capital expenditures. For example, address in greater detail the extent to which expected increases in cash flow from operations will fund capital expenditures compared to other sources of cash such as increased borrowings on your credit facility. Refer to Item 303(A) of Regulation S-K. For additional guidance, refer to Section IV of SEC Release No. 33-8350 regarding liquidity and capital resources.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Svitlana Sweat at (202) 551-3326 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704, with questions about engineering comments. Please contact Ron Winfrey at (202) 551-3704 regarding engineering comments. Please contact me at 202-551-3489 with any other questions.

Sincerely,

Brad Skinner
Senior Assistant Chief Accountant

cc: Via E-mail
        Ryan D. McGee
        Associate Counsel
        Triangle Petroleum Corporation